SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

IGATE Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45169U 10 5

(CUSIP Number)

July 1, 2015

(Date of Event That Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 45169U 10 5

(1)	Names of reporting persons Ashok K. Trivedi
(2)	Check the appropriate box if a member of a group (see instructions): (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0
(6) Shared voting power
(7) Sole dispositive power 0
(8) Shared dispositive power
(9)	Aggregate amount beneficially owned by each reporting person 0
(10)	Check box if the aggregate amount in Row (9) excludes certain shares ☐
(11)	Percent of class represented by amount in Row 9 0%
(12)	Type of reporting person IN

This Amendment No. 15 to the Schedule 13G (“Amendment No. 15”) relating to IGATE Corporation, a Pennsylvania corporation (the “Issuer”), is being filed on behalf of the undersigned to amend the Schedule 13G filed with the U.S. Securities and Exchange Commission on February 14, 1997, as amended (as amended, the “Schedule 13G”). This Amendment No. 15 is the final amendment to the Schedule 13G and is an exit filing.

Item 1 (a).	Name of Issuer:

IGATE Corporation

Item 1 (b).	Address of Issuer’s Principal Executive Offices:

100 Somerset Corporate Blvd

Bridgewater, NJ 08807

Item 2 (a).	Name of Person(s) Filing:

Ashok K. Trivedi

Item 2 (b).	Address of Principal Business Office, or, if None, Residence:

1305 Cherrington Parkway, Suite 400

Moon Township, PA 15108

Item 2 (c).	Citizenship:

United States

Item 2 (d).	Title of Class of Securities:

Common Stock, par value $0.01 per share

Item 2 (e).	CUSIP Number:

45169U 10 5

Item 3.	If This Statement is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b), Check Whether the Person Filing is a:

Not Applicable

Item 4.	Ownership:

(a) Amount beneficially owned:

0

On July 1, 2015, the Issuer consummated the merger (the “Merger”) contemplated by the Agreement and Plan of Merger Agreement, dated as of April 25, 2015, by and among Cap Gemini S.A. (“SA”), Capgemini North America, Inc. (“NA” and, together with SA, “Parent”), Laporte Merger Sub, Inc. and the Issuer (the “Merger Agreement”). Upon completion of the Merger, the Issuer became an indirect, wholly-owned subsidiary of Parent and each outstanding share of common stock, par value $0.01 per share, of the Issuer (“Common Stock”) was converted into the right to receive $48.00 in cash, without interest. As a result of the Merger, the Reporting Person no longer beneficially owns any shares of Common Stock.

(b) Percent of class:

0%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

Not applicable

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

☒

As a result of the Merger, the Reporting Person ceased to be the beneficial owner of any shares of Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of the Group.

Not Applicable

Item 10.	Certification:

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 13, 2015

Ashok K. Trivedi

By:	/s/ Ashok K. Trivedi
Name:	Ashok K. Trivedi